UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

THE SECURITIES EXCHANGE ACT OF 1934

Date: January 10, 2022

Commission File No. 0-53646

Grown Rogue International Inc.

(formerly Novicius Corp.)

(Translation of Registrant’s name into English)

340 Richmond Street West

Toronto, Ontario, Canada M5V 1X2

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒           Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐           No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐           No ☒

TABLE OF CONTENTS

1.	News Release – Grown Rogue Grants Options and Issues Shares, as filed on Sedar on November 5, 2021.
2.	News Release – Grown Rogue Closes Private Placement for Gross Proceeds of USD$1,300,000, as filed on Sedar on December 8, 2021.
3.	Notice of Change of Auditor Pursuant to National Instrument 51-102, as filed on Sedar on December 14, 2021.
4.	Letter from former auditor, as filed on Sedar on December 14, 2021.
5.	Letter from successor auditor, as filed on Sedar on December 14, 2021.
6.	News Release – Grown Rogue Reports Fourth Quarter 2021 Results, 30% aEBITDA Margin and 24% Sequential Revenue Growth, as filed on Sedar on January 5, 2022.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Dated January 10, 2022	GROWN ROGUE INTERNATIONAL INC.
(FORMERLY: NOVICIUS CORP.)

	By:	/s/ Obie Strickler
	Name:	Obie Strickler
	Title:	President & Chief Executive Officer

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